
December 21, 2021

Herbjørn Hansson
Chief Executive Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton, HM 11
Bermuda

>   **Re: Nordic American Tankers Limited**
>   **Registration Statement on Form F-3**
>   **Filed December 14, 2021**
>   **File No. 333-261630**

Dear Mr. Hansson:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Arthur Tornabene-Zalas at 202-551-3162 or Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Energy & Transportation

cc: Edward Horton